File No. 811-7787




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company Act of 1940


                             GT GLOBAL SERIES TRUST
              (FORMERLY KNOWN AS GT GLOBAL ASSET ALLOCATION TRUST)

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of the following series: GT Global New Dimension Fund (the "Fund"), hereby notifies the Securities and Exchange Commission that the Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of San Francisco and the State of California on the 10th day of September, 1997.

                                            GT GLOBAL SERIES TRUST


                                            By:  /s/ Kenneth W. Chancey
                                                 ------------------------------
                                                 Kenneth W. Chancey
                                                 Vice President
Attest:


/s/ Phillip S. Gillespie
---------------------------
Phillip S. Gillespie
Assistant Secretary